

July 19, 2011

Via E-mail
Mark Scott
Chief Financial Officer and Secretary
Visualant, Incorporated
500 Union Street, Suite 406
Seattle, WA 98101

>   **Re: Visualant, Incorporated**
>   **Registration Statement on Form S-1**
>   **Filed June 28, 2011**
>   **File No. 333-175178**

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   With a view toward clarification of the second paragraph, please tell us which of the shares mentioned in footnote (1) to the S-1 fee table are "now issued" and which are to be issued "in the future in accordance with the terms of that certain Securities Purchase Agreement the Company entered into on May 19, 2011." The opinion that you file to satisfy your obligations pursuant to Regulation S-K Item 601(b)(5) should clearly address all securities in the fee table.

2.   Please file a revised opinion that clarifies *when* the unissued shares will be legally issued, fully paid, and non-assessable.

3.   Investors are entitled to rely on the opinion. Please file a revised opinion to remove the disclaimer in the second sentence of the final paragraph.

4.   Given the date restriction in the last paragraph of this exhibit, please file an opinion that is dated as of the date that this registration is declared effective.

Exhibit 23.1

5.   We note that the consent is dated December 28, 2010. Please provide a currently dated and signed consent from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): James F. Biagi, Jr.
Monahan & Biagi, PLLC